Exhibit 99.1

ArcelorMittal reports fourth quarter 2021 results
Luxembourg, February 10, 2022 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1,2 for the three-months and twelve-months period ended December 31, 2021.

2021 Key highlights:

•	Health and safety focus: Protecting the health and wellbeing of employees remains the Company’s overarching priority; LTIF rate of 0.79x in FY 2021 vs. 0.61x in FY 2020[3]

•	Robust financial performance: FY 2021 operating income of $17.0bn4 (vs. $2.1bn4,5 in FY 2020) and EBITDA of $19.4bn (vs. $4.3bn in FY 2020)

•	Enhanced share value: Basic EPS of $13.53/sh. Equity book value per share[22] increased to $51/sh (from $32/sh in FY 2020)

•
Financial strength: The Company ended 2021 with gross debt of $8.4bn (vs. $12.3bn at the end of 2020), net debt of $4.0bn (vs. $6.4bn at the end of 2020) and returned to investment grade; pension/OPEB declined 20% to $3.7bn in Dec'21 vs. $4.6bn in Dec'20

•	Healthy net income: $15.0bn6 in FY 2021 includes share of JV and associates net income of $2.2bn (vs. $0.2bn in FY 2020) largely reflecting performance at AMNS India, AMNS Calvert and other investees

•
Strong FCF generation: 9.2% higher steel shipments YoY on scope adjusted basis[21] led to a working capital investment of $6.4bn in FY 2021; despite this the Group generated $6.6bn free cash flow (FCF)[17] in FY 2021 ($9.9bn net cash provided by operating activities less capex of $3.0bn less minority dividends of $0.3bn)

•
Significant returns to shareholders: The Company returned $6.7bn of capital to shareholders in FY 2021, reducing the fully diluted shares outstanding by 19%; 165m shares cancelled (120m shares in 2021 and 45m shares in Jan 2022)

Priorities & Outlook:

•	Global leadership on addressing climate change:

◦
The Company is progressing its plans to reduce the CO2e intensity of its global production by 25% by 2030 (including a 35% reduction in CO2e intensity in Europe) with a net investment of $0.3bn forecast in 2022

◦	1st Smart Carbon projects to be commissioned in Ghent (Belgium) by end 2022

◦	1st Hydrogen reduction project in Hamburg to start production 2024-2025; Further decarbonization projects announced during the year in Spain, Canada, Belgium and France

◦	New €1.7bn investment in Fos-sur-Mer & Dunkirk (France), enabling a reduction of ~40% or 7.8Mtpa CO2 emissions in France by 2030

◦	XCarbTM Innovation Fund investments[12] in five technology partnerships during 2021 totaling $180m

◦	Sales of XCarb® green steel certificates targeted to increase to 0.6Mt run rate by end 2022

•	New 3 year $1.5bn Value plan to deliver commercial and business improvements

•	Delivering strategic growth in support of higher sustainable returns

◦
New $0.3bn pellet plant investment at Kryvyi Rih (Ukraine) to ensure sustainability, environmental compliance and improve productivity; new $0.2bn section mill in Barra Mansa (Brazil) to produce higher value added products and enhance the product mix

◦	$3.1bn strategic capex envelope to be spent between 2021-2024 (of which $0.2bn has been spent to date)[23] is estimated to add $1.1bn to future EBITDA[24]

◦
1st coils from the Mexico HSM produced in December 2021; strategic capex to increase in 2022 as growth projects in Brazil (Monlevade, Vega and Barra Mansa) and Ukraine, as well as Iron Ore mining (Liberia, Las Truchas, Serra Azul) advance

•	Building a track record of consistently returning capital to shareholders:

◦	$7.2bn of capital returned to shareholders since September 2020

◦	The Board proposes to increase the annual base dividend to shareholders to $0.38/sh (to be paid in June 2022, subject to the approval of shareholders at the AGM in May 2022)

◦	The Company has announced a new $1.0bn capital return for 1H'22. Further authorization to repurchase shares will be sought from shareholders at the 2022 AGM

•	Market outlook is favorable

◦	World ex-China apparent steel consumption ("ASC") in 2022 vs. 2021 is expected to grow 2.5-3%; the Company expects its steel shipments in 2022 to grow by 3% vs. 2021[21]

◦	The Company expects strong EBITDA and FCF generation in 2022
Financial highlights (on the basis of IFRS1,2):

(USDm) unless otherwise shown	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Sales	20,806	20,229	14,184	76,571	53,270
Operating income	4,558	5,345	1,998	16,976	2,110
Net income / (loss) attributable to equity holders of the parent	4,045	4,621	1,207	14,956	(733)
Basic earnings / (loss) per common share (US$)	3.93	4.17	1.01	13.53	(0.64)

Operating income/ tonne (US$/t)	289	366	116	270	31
EBITDA	5,052	6,058	1,726	19,404	4,301
EBITDA/ tonne (US$/t)	320	414	100	308	62

Crude steel production (Mt)	16.5	17.2	18.8	69.1	71.5
Steel shipments (Mt)	15.8	14.6	17.3	62.9	69.1
Total group iron ore production (Mt)	13.4	13.0	15.3	50.9	58.0
Iron ore production (Mt) (AMMC and Liberia only)	7.2	6.8	7.6	26.2	28.3
Iron ore shipment (Mt) (AMMC and Liberia only)	7.1	6.9	7.9	26.0	28.4

Number of shares outstanding (issued shares less treasury shares) (millions)	911	971	1,081	911	1,081
Note: As previously announced, effective 2Q 2021, ArcelorMittal has amended its presentation of reportable segments to report the operations of AMMC and Liberia within the Mining segment. The results of each other mine are accounted for within the steel segments that it primarily supplies; as from 2Q 2021 onwards, ArcelorMittal Italia is deconsolidated and accounted for as a joint venture.

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“2021 was a strong year in which we accelerated progress on many fronts. The global economic rebound post initial COVID-19 restrictions being lifted supported buoyant demand in all markets delivering very high levels of profitability. This further strengthened our balance sheet and enabled the delivery of consistent returns for shareholders as well as targeted investment in our business. Recent investments, both organic and acquisitive, have long-term strategic value – with the Mexico hot strip mill set to ramp up this year, the construction of the Calvert EAF underway, and the AM/NS India joint venture performing well and poised to capture further opportunity in this fast-growing market.
The one area where we are not satisfied is safety. We want to do better and we have to do better. Across the organization all our efforts are focused on this most important outcome.
Perhaps most critically we intensified our commitments to decarbonize, recognizing that steel can and must make a significant contribution to achieving net zero. We stated an ambition to reduce our CO2e intensity by 25% by 2030 and continue to invest in multiple technology routes that will help us succeed. We launched our XCarb vision which includes an investment fund into the clean energy technologies that support this transformation. Working in collaboration with stakeholders,  we were able to accelerate progress at a number of our plants in Europe and also in Canada. Our aim is to demonstrate what is possible by having the world’s first near zero-emissions steel plant.
We start 2022 ready to build on the progress already achieved for long-term sustainability and success. Industry fundamentals remain positive, supported by re-negotiated automotive contracts. Our balance sheet strength enables us to invest in the most compelling organic growth opportunities and continue our transition towards low emissions steelmaking. We see increasing evidence of stakeholder understanding and support for the transition to zero-carbon steel-making. We look forward to further building on this progress achieved, in 2022.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines (in respect of COVID-19), and specific government guidelines have been followed and implemented.
Health and safety performance based on own personnel and contractors lost time injury frequency ("LTIF") rate was 0.74x in the fourth quarter of 2021 ("4Q 2021") as compared to 0.76x for the third quarter of 2021 ("3Q 2021"). Prior period figures have not been recast for the ArcelorMittal USA disposal which took place in December 2020 and exclude ArcelorMittal Italia (which is now accounted for under the equity method) for all periods.
Health and safety performance in the twelve months of 2021 (“12M 2021”) was 0.79x as compared to 0.61x in the twelve months of 2020 (“12M 2020”).
The Company’s efforts to improve its health and safety record aim to strengthen the safety of its workforce with an absolute focus on eliminating fatalities. A change to the Company’s executive remuneration policy has been made to reflect this focus.
Own personnel and contractors - Frequency rate

Lost time injury frequency rate	4Q 21	3Q 21	4Q 20	12M 21	12M 20
NAFTA	0.25	0.48	0.49	0.40	0.57
Brazil	0.30	0.10	0.16	0.22	0.28
Europe	1.09	1.38	1.35	1.19	1.07
ACIS	0.92	0.80	0.64	0.94	0.64
Mining	—	—	0.34	0.32	0.27
Total	0.74	0.76	0.65	0.79	0.61
Key sustainable development highlights:

•
On November 3, 2021, ArcelorMittal and the government of Quebec announced a CAD$205 million investment by ArcelorMittal Mining Canada (‘AMMC’) in its Port-Cartier pellet plant, enabling this facility to convert its entire 10 million tonne annual pellet production to direct reduced iron ("DRI") pellets by the end of 2025. The investment, in which the Quebec government will contribute through an electricity rebate of up to CAD$80 million, will enable the Port-Cartier plant to become one of the world’s largest producers of DRI pellets, the raw material feedstock for ironmaking in a DRI furnace and reduce the plant's CO2e by ~20% per annum. The project includes the implementation of a flotation system that will enable a significant reduction of silica in the iron ore pellets, facilitating the production of a very high-quality pellet.

•
ArcelorMittal announced on December 9, 2021 a US$30 million investment in carbon recycling company, LanzaTech through its XCarb™ innovation fund, the fourth investment the Company has made through the fund since its launch in March 2021. The investment further expands ArcelorMittal’s relationship with LanzaTech, which commenced in 2015 when the Company first announced plans to utilise LanzaTech’s carbon capture and re-use technology at its plant in Ghent, Belgium. The €180 million Carbalyst® plant – ArcelorMittal’s flagship carbon capture and re-use technology project - is currently under construction, with commissioning expected before the end of 2022.

•
ArcelorMittal announced on January 25, 2022 a $5 million investment in H2Pro through its XCarb™ innovation fund, bringing the fund’s total investment commitments to $180 million since its launch. H2Pro is developing a disruptive way of producing hydrogen from water, which offers superior energy efficiency to traditional water electrolysis technologies.

•
ArcelorMittal was announced as a Supplier Sustainability Award winner by Ford Motor Company in their World Excellence Awards. The awards recognise companies that exceed expectations and achieve the highest levels of excellence in quality, cost, performance and delivery. ArcelorMittal’s commitment to IRMA (Initiative for Responsible Mining Assurance) was particularly acknowledged by Ford in making this award.

•
On January 27, 2022, ArcelorMittal published its second Climate Advocacy Alignment Report which maps the policy positions of the 61 associations of which the Company is a member, against the objectives of the Paris agreement and the five policy priorities ArcelorMittal outlined in its second Climate Action Report.

Analysis of results for the twelve months ended December 31, 2021 versus results for the twelve months ended December 31, 2020

Adjusted for the change in scope (i.e. excluding the shipments of ArcelorMittal USA, sold on December 9, 2020, and ArcelorMittal Italia13, deconsolidated as from April 14, 2021), steel shipments in 12M 2021 were 61.9 million metric tonnes (Mt), 9.2% higher as compared to 56.7Mt in 12M 2020 driven by the broad based recovery in demand following the impacts of COVID-19 in 2020. Adjusted for the change in scope, all segments experienced year on year shipment growth: Europe +8.9%, Brazil +24.3%, ACIS +4.8% and NAFTA +8.0%.
Sales for 12M 2021 increased by 43.7% to $76.6 billion as compared with $53.3 billion for 12M 2020, primarily due to higher average steel selling prices (+54.2%) and higher iron ore prices which more than offset the changes in scope.
Depreciation of $2.5 billion for 12M 2021 was lower as compared with $3.0 billion in 12M 2020 largely due to the change of scope. The FY 2022 depreciation expense is expected to be approximately $2.7 billion (based on current exchange rates) primarily driven by changes in the useful lives estimates for certain assets in Europe and Canada due to decarbonization projects.

Impairment gain for 12M 2021 amounted to $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) (partially reversing the impairment recognized in 2015). Whilst 12M 2020 included a net impairment gain of $133 million4.

Exceptional items for 12M 2021 of $123 million relate to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil. Exceptional items for 12M 2020 were net gains of $636 million related to the gain on disposal of ArcelorMittal USA ($1.5 billion) partially offset by site restoration and termination charges following the permanent closure of a blast furnace and steel plant in Krakow (Poland) totaling $146 million and inventory related charges in NAFTA and Europe ($0.7 billion).
Operating income for 12M 2021 of $17.0 billion was primarily driven by positive steel price-cost effects and higher iron ore reference prices. Operating income for 12M 2020 of $2.1 billion was positively impacted by impairment and exceptional net gains totaling $0.8 billion as discussed above and negatively impacted in particular by the effects of the COVID-19 pandemic.

Income from associates, joint ventures and other investments14 for 12M 2021 was $2.2 billion as compared to $234 million for 12M 2020. 12M 2021 income is significantly higher on account of improved contribution from AMNS India7 and AMNS Calvert (Calvert)8 and other equity and joint-ventures investments as well as the annual dividend received from Erdemir of $89 million. 12M 2020 income from associates included a $211 million impairment of the Company's investment in DHS (Germany).
Net interest expense in 12M 2021 was lower at $278 million as compared to $421 million in 12M 2020 following debt repayments and liability management.

Foreign exchange and other net financing losses were $877 million for 12M 2021 as compared to losses of $835 million for 12M 2020.

ArcelorMittal recorded an income tax expense of $2.5 billion for 12M 2021 (including $493 million deferred tax benefit) as compared to $1.7 billion for 12M 2020 (which included $827 million deferred tax expense).
ArcelorMittal’s net income for 12M 2021 was $14,956 million, or $13.53 basic earnings per common share, as compared to a net loss in 12M 2020 of $733 million, or $0.64 basic loss per common share.

Analysis of results for 4Q 2021 versus 3Q 2021 and 4Q 2020

Total steel shipments in 4Q 2021 were 15.8Mt, 7.9% higher as compared with 14.6Mt in 3Q 2021 following the reversal of the production constraints and order shipment delays which impacted 3Q 2021: Europe +10.3%, Brazil +7.2% and ACIS +9.7%, although NAFTA was down -3.3%.

Adjusted for the change in scope (i.e. excluding the shipments of ArcelorMittal USA and ArcelorMittal Italia21), steel shipments in 4Q 2021 increased 8.5% as compared to 4Q 2020: Europe +9.4%, Brazil +17.8% and ACIS +9.4% offset in part by NAFTA (-5.8%).

Sales in 4Q 2021 were $20.8 billion as compared to $20.2 billion for 3Q 2021 and $14.2 billion for 4Q 2020. As compared to 3Q 2021, the 2.8% increase in sales was primarily due to higher steel shipment volumes (+7.9%) offset in part by lower average steel selling prices (-2.4%), and lower mining revenue primarily due to lower iron ore reference prices (-32.3%). Sales in 4Q 2021 were +46.7% higher as compared to 4Q 2020 primarily due to significantly higher average steel selling prices (+60.1%) offset in part by lower iron ore reference prices (-17.1%) and the impacts of scope changes.

Depreciation for 4Q 2021 was $712 million as compared to $590 million for 3Q 2021 primarily driven by changes in the useful lives estimates for certain assets in Europe and Canada due to decarbonization projects, and stable as compared to $711 million in 4Q 2020.
Impairment gain for 4Q 2021 amounted to $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) (partially reversing the impairment recognized in 2015). There were no impairment items for 3Q 2021. Impairment expenses in 4Q 2020 were $331 million related to the revised future cashflow expectations of plate assets in Europe.

Exceptional items for 4Q 2021 were nil. Exceptional charges for 3Q 2021 of $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil. Exceptional items in 4Q 2020 of $1.3 billion related to gain on the sale of ArcelorMittal USA5 offset by site restoration and termination charges related to the closure of the steel shop and blast furnace at Krakow (Poland).

Operating income for 4Q 2021 was $4.6 billion as compared to $5.3 billion in 3Q 2021 and $2.0 billion in 4Q 2020 (impacted by the exceptional and impairment items as discussed above). The decreased operating income for 4Q 2021 as compared to 3Q 2021 reflects a negative price-cost effect which more than offset higher shipments in steel segments and the impacts of lower iron ore reference prices which more than offset higher iron ore shipments in the Mining segment.

Income from associates, joint ventures and other investments for 4Q 2021 was $383 million as compared to $778 million for 3Q 2021 and $7 million in 4Q 2020. 4Q 2021 is significantly lower on account of weaker results from AMNS India7, AMNS Calvert8, and Chinese investees14.
Net interest expense in 4Q 2021 was lower at $49 million as compared to $62 million in 3Q 2021 and $88 million in 4Q 2020, mainly due to savings following the repayment of bonds.
Foreign exchange and other net financing losses in 4Q 2021 were $111 million as compared to losses of $339 million in 3Q 2021 and $270 million in 4Q 2020. 4Q 2021 includes foreign exchange loss of $30 million (compared to $22 million gain in 3Q 2021) and $13 million non-cash mark-to-market loss related to the mandatory convertible bonds call option (loss of $68 million in 3Q 2021 and gain of $59 million in 4Q 2020). 4Q 2021 also includes a charge of $61 million related to the repurchase of approximately $395 million in aggregate principal amount of the Mandatorily Convertible Subordinated Notes ("MCN") on December 23, 2021. 3Q 2021 included an $82 million charge in connection with a revised valuation of the put option granted to Votorantim20 and a $153 million loss (primarily consisting of interest and indexation charges) relating to a legal claim (for which the Company is exploring its legal options, including an action to set aside the decision) at ArcelorMittal Brasil from the Votorantim acquisition20.

ArcelorMittal recorded an income tax expense of $632 million in 4Q 2021 as compared to $882 million in 3Q 2021 and $358 million for 4Q 2020.
ArcelorMittal recorded net income for 4Q 2021 of $4,045 million ($3.93 basic earnings per common share), as compared to net income of $4,621 million for 3Q 2021 ($4.17 basic earnings per common share), and a net income of $1,207 million for 4Q 2020 ($1.01 basic earnings per common share).

Analysis of segment operations2, 18

NAFTA
(USDm) unless otherwise shown	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Sales	3,329	3,423	3,204	12,530	13,668
Operating income	939	925	1,507	2,800	1,684
Depreciation	(113)	(70)	(102)	(325)	(537)
Impairment items	—	—	—	—	660
Exceptional items	—	—	1,460	—	998
EBITDA	1,052	995	149	3,125	563
Crude steel production (kt)	2,046	1,994	4,180	8,487	17,813
Steel shipments (kt)	2,205	2,280	4,134	9,586	17,902
Average steel selling price (US$/t)	1,341	1,303	714	1,128	702

NAFTA segment crude steel production increased by 2.6% to 2.0Mt in 4Q 2021, as compared to 3Q 2021 primarily due to recovery post operational disruptions (including the impact of hurricane Ida) in Mexico during 3Q 2021. Adjusted for scope (excluding the impact of ArcelorMittal USA which was sold in December 2020), crude steel production declined 0.7% year on year.
Steel shipments in 4Q 2021 decreased by 3.3% to 2.2Mt, as compared to 2.3Mt in 3Q 2021 primarily due to weaker demand in North America. Adjusted for scope, steel shipments were 5.8% lower year on year.
Sales in 4Q 2021 decreased by 2.8% to $3.3 billion, as compared to $3.4 billion in 3Q 2021, primarily due a decrease in steel shipments (as discussed above) offset in part by a 2.9% increase in average steel selling prices. Sales increased in 4Q 2021 compared to $3.2 billion in 4Q 2020.

Operating income in 4Q 2021 was $939 million as compared to $925 million in 3Q 2021 and $1,507 million in 4Q 2020 which was positively impacted by the $1.5 billion exceptional gain5 on the sale of ArcelorMittal USA.

EBITDA in 4Q 2021 of $1,052 million was 5.8% higher as compared to $995 million in 3Q 2021, primarily due to a positive price-cost effect offset in part by lower shipment volumes as noted above. EBITDA in 4Q 2021 was higher as compared to $149 million in 4Q 2020 mainly due to a significant positive price-cost effect.
Brazil
(USDm) unless otherwise shown	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Sales	3,452	3,606	1,905	12,856	6,336
Operating income	892	1,164	296	3,798	777
Depreciation	(60)	(59)	(51)	(228)	(228)
Exceptional items	—	(123)	—	(123)	—
EBITDA	952	1,346	347	4,149	1,005
Crude steel production (kt)	3,117	3,112	2,868	12,413	9,539
Steel shipments (kt)	3,034	2,829	2,575	11,695	9,410
Average steel selling price (US$/t)	1,049	1,196	702	1,030	634

Brazil segment crude steel production was stable at 3.1Mt in 4Q 2021 and in 3Q 2021, and higher as compared to 2.9Mt in 4Q 2020.
Steel shipments in 4Q 2021 increased by 7.2% to 3.0Mt as compared to 2.8Mt in 3Q 2021, primarily due to delivery of shipments that had been delayed at the end of the previous quarter. Steel shipments were 17.8% higher in 4Q 2021 as compared to 2.6Mt in 4Q 2020.
Sales in 4Q 2021 decreased by 4.3% to $3.5 billion as compared to $3.6 billion in 3Q 2021, following a 12.3% decrease in average steel selling prices offset in part by higher steel shipments. Sales in 4Q 2020 were $1.9 billion impacted by the COVID-19 pandemic.

Operating income in 4Q 2021 of $892 million was lower as compared to $1,164 million in 3Q 2021 and higher as compared to $296 million in 4Q 2020. Operating income in 3Q 2021 was impacted by exceptional items of $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil.
EBITDA in 4Q 2021 decreased by 29.3% to $952 million as compared to $1,346 million in 3Q 2021, primarily due to a negative price-cost effect and a negative currency translation effect offset in part by higher steel shipments. EBITDA in 4Q 2021 was significantly higher as compared to $347 million in 4Q 2020 primarily due to a positive price-cost effect and higher steel shipments.
Europe
(USDm) unless otherwise shown	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Sales	12,079	11,228	7,604	43,334	28,071
Operating income /(loss)	1,886	1,925	(444)	5,672	(1,439)
Depreciation	(353)	(284)	(356)	(1,252)	(1,418)
Impairment items	218	—	(331)	218	(527)
Exceptional items	—	—	(146)	—	(337)
EBITDA	2,021	2,209	389	6,706	843
Crude steel production (kt)	8,621	9,091	9,110	36,795	34,004
Steel shipments (kt)	8,325	7,551	8,569	33,182	32,873
Average steel selling price (US$/t)	1,110	1,098	695	986	655

Europe segment crude steel production was 5.2% lower at 8.6Mt in 4Q 2021 as compared to 9.1Mt in 3Q 2021 (due to planned maintenance) and was lower by 5.4% compared to 4Q 2020. Following the formation of a public-private partnership between Invitalia and AM InvestCo Italy renamed Acciaierie d’Italia Holding (ArcelorMittal’s subsidiary party to the lease and purchase agreement for the ILVA business), ArcelorMittal has deconsolidated the assets and liabilities as from mid-April 2021. Adjusted for this change of scope, crude steel production increased by 5.1% in 4Q 2021 as compared to 4Q 2020.

Steel shipments in 4Q 2021 increased by 10.3% to 8.3Mt as compared to 7.6Mt in 3Q 2021 and were lower as compared to 8.6Mt in 4Q 2020 (+9.4% on a scope adjusted basis). Steel shipments in 4Q 2021 include delivery of orders delayed last quarter and logistic constraints partly linked to the severe floods in Europe in July 2021.

Sales in 4Q 2021 increased 7.6% to $12.1 billion, as compared to $11.2 billion in 3Q 2021, primarily due higher shipments and 1.1% higher average selling prices. Sales in 4Q 2020 were $7.6 billion impacted by the COVID-19 pandemic.
Impairment gain for 4Q 2021 amounted to $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) (partially reversing the impairment recognized in 2015). Impairment charges for 3Q 2021 were nil. Impairment charges for 4Q 2020 were $331 million following the revised future cashflow expectations of plate assets.

Exceptional items for 4Q 2021 and 3Q 2021 were nil. Exceptional items for 4Q 2020 were $146 million related to site restoration and termination charges following the closure of the blast furnace and the steel plant in Krakow (Poland).

Operating income in 4Q 2021 was $1,886 million as compared to $1,925 million in 3Q 2021 and an operating loss of $444 million in 4Q 2020 (impacted by impairments/exceptional items as discussed above).
EBITDA in 4Q 2021 of $2,021 million decreased 8.5%, as compared to $2,209 million in 3Q 2021, primarily due to a negative price-cost effect including higher energy prices and one-time $55 million provision related to an early retirement scheme in Spain, offset in part by higher steel shipments. EBITDA in 4Q 2021 increased significantly as compared to $389 million in 4Q 2020 primarily due to a positive price-cost effect.

ACIS
(USDm) unless otherwise shown	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Sales	2,539	2,419	1,553	9,854	5,737
Operating income	439	808	233	2,705	209
Depreciation	(118)	(112)	(133)	(450)	(492)
Exceptional items	—	—	—	—	(21)
EBITDA	557	920	366	3,155	722
Crude steel production (kt)	2,694	3,014	2,673	11,366	10,171
Steel shipments (kt)	2,597	2,367	2,373	10,360	9,881
Average steel selling price (US$/t)	810	864	511	780	464

ACIS segment crude steel production in 4Q 2021 was 10.6% lower at 2.7Mt as compared to 3.0Mt in 3Q 2021 due to planned and unplanned maintenance in Ukraine and South Africa. Crude steel production in 4Q 2021 was broadly stable at 2.7Mt as compared to 4Q 2020.

Steel shipments in 4Q 2021 increased by 9.7% to 2.6Mt as compared to 2.4Mt as at 3Q 2021, mainly due to delivery of exports delayed at the end of the previous quarter. 4Q 2020 steel shipments were 2.4Mt.

Sales in 4Q 2021 increased by 5.0% to $2.5 billion as compared to $2.4 billion in 3Q 2021, primarily due to higher steel shipments offset in part by 6.3% lower average steel selling prices. Sales in 4Q 2020 were $1.6 billion impacted by the COVID-19 pandemic.
Operating income in 4Q 2021 was $439 million as compared to $808 million in 3Q 2021 and $233 million in 4Q 2020.
EBITDA of $557 million in 4Q 2021 was 39.5% lower as compared to $920 million in 3Q 2021, primarily due to a negative price-cost effect, including higher energy prices and maintenance costs, offset in part by higher steel shipments. EBITDA in 4Q 2021 was higher as compared to $366 million in 4Q 2020, primarily due to positive price-cost effects and higher steel shipments.

Mining
(USDm) unless otherwise shown	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Sales	824	1,153	937	4,045	2,785
Operating income	343	741	502	2,371	1,247
Depreciation	(57)	(56)	(60)	(228)	(243)
EBITDA	400	797	562	2,599	1,490

Iron ore production (Mt)	7.2	6.8	7.6	26.2	28.3
Iron ore shipment (Mt)	7.1	6.9	7.9	26.0	28.4
Given the sale of ArcelorMittal USA in December 2020, the Company is no longer presenting coal production and shipments in its earnings releases.

Iron ore production (AMMC and Liberia only) increased in 4Q 2021 by 4.3% to 7.2Mt as compared to 6.8Mt in 3Q 2021 and was 6.1% lower as compared to 4Q 2020. Higher production in 4Q 2021 was primarily due to higher Liberia production following recovery due to the impact of locomotive incidents and heavy seasonal monsoon rains in the prior quarter.
Iron ore shipments increased in 4Q 2021 by 2.8% as compared to 3Q 2021, primarily driven by improvement in Liberia offset in part by lower shipments at AMMC, and decreased by 10.2% as compared to 4Q 2020 (due to lower shipments in both AMMC and Liberia).
Operating income in 4Q 2021 decreased to $343 million as compared to $741 million in 3Q 2021 and $502 million in 4Q 2020.
EBITDA in 4Q 2021 decreased by 49.8% to $400 million as compared to $797 million in 3Q 2021, largely reflecting the negative impact of lower iron ore reference prices (-32.3%) offset in part by higher iron ore shipments (+2.8%). EBITDA in 4Q 2021 was lower as compared to $562 million in 4Q 2020, primarily due to lower iron ore reference prices (-17.1%) and lower shipments.

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.
Calvert8
(USDm) unless otherwise shown	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Production (100% basis) (kt)*	1,068	1,239	1,057	4,802	4,038
Steel shipments (100% basis) (kt)**	1,052	1,203	1,005	4,547	3,912
EBITDA (100% basis)***	270	397	62	1,091	197
* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
** Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.
*** EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.
Calvert’s hot strip mill ("HSM") production during 4Q 2021 totaled 1.1Mt as compared to 1.2Mt in 3Q 2021. 4Q 2021 HSM production was 13.8% lower than 3Q 2021 mainly driven by a planned maintenance outage in November.
Steel shipments in 4Q 2021 were 12.6% below 3Q 2021 due to HSM maintenance outage and weak demand.
EBITDA*** during 4Q 2021 of $270 million (100% basis) was lower as compared to $397 million in 3Q 2021, largely due to lower steel shipments, unfavorable sales mix and higher slab weighted average cost partially offset by higher sales prices.
AMNS India7
(USDm) unless otherwise shown	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Crude steel production (100% basis) (Kt)	1,847	1,891	1,888	7,393	6,616
Steel shipments (100% basis) (Kt)	1,731	1,765	1,779	6,914	6,261
EBITDA (100% basis)	435	551	274	1,996	697
Crude steel production in 4Q 2021 decreased by 2.3% to 1.8Mt as compared to 1.9Mt in 3Q 2021. Steel shipment in 4Q 2021 decreased 1.9% to 1.7Mt as compared to 1.8Mt in 3Q 2021.
AMNS India EBITDA of $435 million (100% basis) was 21% lower as compared to $551 million in 3Q 2021 primarily due lower steel selling prices and higher costs (including coking coal and power costs).

Liquidity and Capital Resources

Net cash provided by operating activities for 4Q 2021 was $4,154 million as compared to $2,442 million in 3Q 2021 and $1,416 million in 4Q 2020. Net cash provided by operating activities in 4Q 2021 includes a working capital release of $22 million as compared to a working capital investment of $2,896 million in 3Q 2021 and a working capital release of $925 million in 4Q 2020. 4Q 2021 did not see anticipated working capital release due to relatively robust finished steel prices, elevated raw material prices and lower than anticipated inventory reduction. Based on current market conditions together with impacts from higher automotive contract price resets, the Company expects a further working capital investment in 1Q 2022. The 2022 full year working capital requirements will be determined by market dynamics and are expected to be consistent with EBITDA evolution (with the aim to return working capital rotation days to targeted levels by year-end).

Capex of $1,145 million in 4Q 2021 compares to $675 million in 3Q 2021 and $668 million in 4Q 2020. Capex of $3.0 billion19 in FY 2021 is below the previous guidance of $3.2 billion.
Net cash used in other investing activities in 4Q 2021 was $90 million as compared to net cash provided by other investing activities of $1,184 million in 3Q 2021 and $262 million in 4Q 2020. 4Q 2021 cash outflow primarily relates to the $45 million investment through the XCarb™ innovation fund (including carbon recycling company, LanzaTech). 3Q 2021 cash inflow primarily relates to $1.3 billion cash received from the redemption of preferred shares (the equivalent of 58.3 million common shares) of Cleveland Cliffs following a final review of the notice of the redemption, partially offset by other investments including those as part of the XCarbTM Innovation fund. 4Q 2020 cash inflow relates to $0.5 billion proceeds from the sale of ArcelorMittal USA offset in part by an investment in short term deposits related to such sale.

Net cash used in financing activities in 4Q 2021 was $2,990 million as compared to $2,740 million in 3Q 2021 and $2,227 million in 4Q 2020. In 4Q 2021, net cash used in financing activities includes an inflow of $0.1 billion from commercial paper portfolio. Net cash used in financing activities includes an outflow of $0.8 billion in 3Q 2021 and $1.5 billion in 4Q 2020 mainly due to bond repayments.

During 4Q 2021, ArcelorMittal repurchased 59.2 million shares for a total value of $1.8 billion. In addition, the Company repurchased $395 million in aggregate principal amount of its 5.50% Mandatorily Convertible Subordinated Notes ("MCN") due 2023 for an aggregate repurchase price of $1,196 million. The MCN repurchase was equivalent to repurchasing approximately 36.6 million shares (based on the minimum conversion ratio).

During 4Q 2021 and 4Q 2020, the Company paid dividends of $21 million and $16 million, respectively, to minority shareholders. During 3Q 2021, the Company paid total dividends of $185 million of which $28 million was withholding taxes paid on dividends to ArcelorMittal shareholders in 2Q 2021 and $157 million mainly paid to the minority shareholders of ArcelorMittal Mines Canada9 (AMMC) and ArcelorMittal Kryvyi Rih.

Outflows from lease payments and other financing activities were $53 million in 4Q 2021 and $46 million in 3Q 2021. Outflows from lease payments and other financing activities were $218 million for 4Q 2020 and included $135 million paid to Banca Intesa15.

Gross debt increased by $152 million to $8.4 billion as of December 31, 2021, as compared to $8.2 billion as of September 30, 2021 and $12.3 billion as of December 31, 2020. As of December 31, 2021, net debt increased to $4.0 billion as compared to $3.9 billion as of September 30, 2021, primarily driven by returns to shareholders offset by free cash flows.

As of December 31, 2021 and September 30, 2021, the Company had liquidity of $9.9 billion, consisting of cash and cash equivalents of $4.4 billion and $5.5 billion of available credit lines10. As of December 31, 2021, the average debt maturity was 5.8 years.

Key recent developments

•
On February 4, 2022, ArcelorMittal announced plans for the acceleration of its decarbonization plan with a €1.7 billion investment in its Fos-sur-Mer and Dunkirk sites in France (while maintaining equivalent production capacities), supported by the Government. This investment will enable a transformation of steelmaking in France and a total reduction of close to 40% or 7.8Mtpa in ArcelorMittal’s CO2 emissions in France by 2030. Specifically, in Fos-sur-Mer, ArcelorMittal will build an Electric Arc Furnace (EAF). This new unit will complement the ladle furnace announced last March and supported by France’s recovery plan, ‘France Relance’. In Dunkirk, ArcelorMittal will build a 2.5Mt Direct Reduction of Iron (DRI) unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace and complemented by an additional Electric Arc Furnace (EAF). Other investments are already under way to continue to increase the proportion of scrap steel used. The new industrial facilities will be operational starting in 2027 and will gradually replace 3 out of 5 of ArcelorMittal’s blast furnaces in France by 2030 (2 out of 3 in Dunkirk, 1 out of 2 in Fos-sur-Mer).

•
On January 14, 2022, ArcelorMittal announced that 45 million treasury shares had been cancelled to keep the number of treasury shares within appropriate levels. As a result of this cancellation, ArcelorMittal now has 937,809,772 shares in issue (compared to 982,809,772 before the cancellation). Details on share buyback programs can be found at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.

•
On December 29, 2021, ArcelorMittal announced that it had completed the fifth share buyback program announced on November 17, 2021 under the authorization given by the annual general meeting of shareholders of June 8, 2021 (the "2021 AGM Authorization"). By market close on December 28, 2021, ArcelorMittal had repurchased 34,080,049 shares for a total value of €885,729,034.96 (equivalent to $999,999,819.63) at an approximate average price per share of €25.99. This brought the total advance as part of its prospective 2022 capital return to shareholders (to be funded from 2021 surplus cash flow under the capital return policy announced February 2021) to $3.2 billion including $2 billion of share buy backs completed and $1.2 billion payments related to the MCN as described below.

•
On December 22, 2021, ArcelorMittal announced that it had determined the final repurchase price for its previously announced repurchases of $395 million of its 5.50% Mandatorily Convertible Subordinated Notes due 2023 (the "Notes"). The aggregate repurchase price that ArcelorMittal paid for those Notes was $1,196 million. The transactions closed on December 23, 2021. The repurchase of this aggregate principal amount of Notes is equivalent to repurchasing approximately 36.6 million shares of ArcelorMittal common stock that would otherwise be issuable at maturity under the Notes (at the minimum conversion ratio). Pursuant to the purchase agreements the repurchased Notes have been cancelled and therefore will not convert into common shares of the Company. Following completion of the repurchases, approximately $608 million aggregate principal amount of the Notes remain outstanding.

•
On December 9, 2021, the Company announced it had made a $30 million investment in carbon recycling company, LanzaTech through its XCarb™ innovation fund, the fourth investment the Company has made through the fund since its launch in March 2021. The investment further expands ArcelorMittal’s relationship with LanzaTech, which commenced in 2015 when the Company first announced plans to utilise LanzaTech’s carbon capture and re-use technology at its plant in Ghent, Belgium.

•
On November 17, 2021, ArcelorMittal announced that it had completed the fourth share buyback program announced on July 29, 2021 under the 2021 AGM Authorization. By market close on November 16, 2021, ArcelorMittal had repurchased 67,404,066 shares for a total value of €1,881,270,528.80 (equivalent to US$2,199,999,614.74) at an approximate average price per share of €27.91. On the same day, the Company commenced a new share buyback program in the amount of $1 billion under the 2021 AGM Authorization.

Cost improvement

In 2021, the Company achieved $0.6 billion of fixed cost savings relating to its previously announced $1 billion structural improvement plan. Savings were achieved through productivity gains and footprint optimization (following closures at Krakow, coke plant in Florange, and Saldanha); and SGA savings including a 20% reduction in corporate office costs including headcount reduction. The Company did not make progress against its plan related to repairs and maintenance ("R&M") spend following the decision taken to maintain R&M spend at higher levels to ensure operational reliability.

The Company is now announcing a new 3-year $1.5 billion value plan focused on creating value through well-defined commercial and operational initiatives. This plan does not include the impact of strategic projects (which will be followed separately). The plan includes commercial initiatives, including volume/mix improvements and operational improvements (primarily in variable costs). The plan aims at protecting the EBITDA potential of the business from rising inflationary pressures; improving its relative competitive position vis-a-vis its peers and supporting sustainably higher profits.

Capital return
In line with the Company's capital return policy, the Board recommends an increase of the base annual dividend to $0.38/share (from $0.30/share paid in 2021) to be paid in June 2022, subject to the approval of shareholders at the AGM in May 2022.

Given the favorable outlook for free cashflow in 2022, the Company has initiated a new $1 billion share buy-back program for 1H 2022. This is the maximum based on the authorization provided by shareholders at the AGM in June 2021. Additional authorization to repurchase shares will be sought from shareholders at the 2022 AGM (subject to cash generation).

The remaining surplus cash has accrued to the balance sheet in 2021. This headroom to our balance sheet targets provides strategic optionality to consider M&A in support of our strategic targets or further additional returns to shareholders in the future.

Financial calendar for 2022

•	General meeting of shareholders: May 4, 2022: ArcelorMittal Annual General Meeting ("AGM")
•	Earnings results announcements: May 5, 2022: Earnings release 1Q 2022; July 28, 2022: Earnings release 2Q and half year 2022; November 10, 2022: Earnings release 3Q and nine-months 2022

Outlook

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) in 2022 to grow between +0% to +1.0% (versus growth of +4% in 2021).

Economic activity improved in 2021 as lockdown measures eased and the global steel industry benefiting from a favorable supply demand balance, supporting increasing utilization and improve demand. Although there is some moderation of the tight market conditions (and subject to pandemic-related macroeconomic uncertainties), the Company expects overall ASC to grow in 2022 versus 2021 with regional differences highlighted below:

•
In the US, ASC is expected to grow within a range of +1.0% to +3.0% in 2022 (versus an estimated +20% growth in 2021). Automotive is expected to grow strongly as semi-conductor shortages ease and manufacturing sectors are supported by strong order backlogs and low inventory of finished goods. Infrastructure expected to grow due to beginnings of support from the $1.2 trillion infrastructure plan.

•
In Europe, ASC is expected to grow within a range of +0% to +2% in 2022 (versus an estimated +14% growth in 2021), automotive expected to grow strongly, with moderate growth in infrastructure and construction to support underlying demand.

•
In Brazil, ASC is expected to decline in 2022 in the range of -8 to -10% (versus a healthy +23.0% estimated growth in 2021). While ASC is expected to decline due to destocking, real demand is expected to increase moderately in 2022 with a recovery in automotive output offset by weakness in other steel-consuming sectors.

•	In the CIS, ASC in 2022 is expected to grow within a range of +0% to +2% (versus a +3.0% estimated growth in 2021).
•	In India, ASC in 2022 is expected to grow within a range of +6% to +8% (versus +17.0% estimated growth in 2021).
•
As a result, overall World ex-China ASC in 2022 is expected to grow within the range of +2.5 to +3.0% (versus +11% in 2021) supported by mild growth in our core developed markets and stronger growth in India offset by weakness in Brazil.

•	In China, overall demand is expected to continue to decline in 2022 to -2% to +0% (versus an estimated decline of -2% in 2021) weak real estate is partially offset by a mild pick-up in infrastructure.

Given the mild growth anticipated in ex-China ASC in 2022 vs. 2021 (+2.5 to +3.0% as described above), the Company expects steel shipments in 2022 to grow by approximately +3% vs. 2021 levels (including some mix benefits and recovery post logistics issues in 2021).

In addition, capex is expected to increase from $3.0 billion in 2021 to $4.5 billion in 2022. Including $0.2 billion of carry-over from 2021, capex outside of strategic capex is expected to be $3.1 billion in 2022. Decarbonization capex is expected to be $0.3 billion in 2022 (net of government support). Capex on strategic envelope projects is expected to be $1.1 billion, including: the mix/growth investments at Vega and Monlevade in Brazil; iron ore projects at Liberia, Serra Azul and Las Truchas; and the pellet plant project in Ukraine and new section mill in Barra Mansa (Brazil).

Based on current market conditions (including support from automotive contract resets that have already occurred) the Company expects strong cash flow generation in 2022 and has announced a proposed increase in the base annual dividend to $0.38/share from $0.30/share to be paid in June 2022, (subject to the approved of shareholders at the AGM in May 2022) and a new $1.0 billion capital return program by 1H 2022.

ArcelorMittal Condensed Consolidated Statement of Financial Position1
In millions of U.S. dollars	Dec 31, 2021	Sept 30, 2021	Dec 31, 2020
ASSETS
Cash and cash equivalents and restricted funds	4,371	4,381	5,963
Trade accounts receivable and other	5,143	5,572	3,072
Inventories	19,858	18,806	12,328
Prepaid expenses and other current assets	5,567	4,421	2,281
Asset held for sale[11]	—	—	4,329
Total Current Assets	34,939	33,180	27,973

Goodwill and intangible assets	4,425	4,309	4,312
Property, plant and equipment	30,075	29,599	30,622
Investments in associates and joint ventures	10,319	10,134	6,817
Deferred tax assets	8,147	7,787	7,866
Other assets[16]	2,607	3,082	4,462
Total Assets	90,512	88,091	82,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	1,913	1,796	2,507
Trade accounts payable and other	15,093	14,108	11,525
Accrued expenses and other current liabilities	7,161	7,527	5,596
Liabilities held for sale[11]	—	—	3,039
Total Current Liabilities	24,167	23,431	22,667

Long-term debt, net of current portion	6,488	6,453	9,815
Deferred tax liabilities	2,369	1,953	1,832
Other long-term liabilities	6,144	6,933	7,501
Total Liabilities	39,168	38,770	41,815

Equity attributable to the equity holders of the parent	49,106	47,116	38,280
Non-controlling interests	2,238	2,205	1,957
Total Equity	51,344	49,321	40,237
Total Liabilities and Shareholders’ Equity	90,512	88,091	82,052

ArcelorMittal Condensed Consolidated Statement of Operations1
Three months ended	Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2021	Sept 30, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020
Sales	20,806	20,229	14,184	76,571	53,270
Depreciation (B)	(712)	(590)	(711)	(2,523)	(2,960)
Impairment items (B)	218	—	(331)	218	133
Exceptional items (B)	—	(123)	1,314	(123)	636
Operating income (A)	4,558	5,345	1,998	16,976	2,110
Operating margin %	21.9%	26.4%	14.1%	22.2%	4.0%

Income from associates, joint ventures and other investments	383	778	7	2,204	234
Net interest expense	(49)	(62)	(88)	(278)	(421)
Foreign exchange and other net financing loss	(111)	(339)	(270)	(877)	(835)
Income before taxes and non-controlling interests	4,781	5,722	1,647	18,025	1,088
Current tax expense	(678)	(938)	(373)	(2,953)	(839)
Deferred tax benefit / (expense)	46	56	15	493	(827)
Income tax expense	(632)	(882)	(358)	(2,460)	(1,666)
Income / (loss) including non-controlling interests	4,149	4,840	1,289	15,565	(578)
Non-controlling interests income	(104)	(219)	(82)	(609)	(155)
Net income / (loss) attributable to equity holders of the parent	4,045	4,621	1,207	14,956	(733)

Basic earnings / (loss) per common share ($)	3.93	4.17	1.01	13.53	(0.64)
Diluted earnings / (loss) per common share ($)	3.92	4.16	1.00	13.49	(0.64)

Weighted average common shares outstanding (in millions)	1,030	1,109	1,199	1,105	1,140
Diluted weighted average common shares outstanding (in millions)	1,033	1,112	1,204	1,108	1,140

OTHER INFORMATION
EBITDA (C = A-B)	5,052	6,058	1,726	19,404	4,301
EBITDA Margin %	24.3%	29.9%	12.2%	25.3%	8.1%

Total group iron ore production (Mt)	13.4	13.0	15.3	50.9	58.0
Crude steel production (Mt)	16.5	17.2	18.8	69.1	71.5
Steel shipments (Mt)	15.8	14.6	17.3	62.9	69.1

ArcelorMittal Condensed Consolidated Statement of Cash flows1
Three months ended	Twelve months ended
In millions of U.S. dollars	Dec 31, 2021	Sept 30, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020
Operating activities:
Income /(loss) attributable to equity holders of the parent	4,045	4,621	1,207	14,956	(733)
Adjustments to reconcile net income/ (loss) to net cash provided by operations:
Non-controlling interests income	104	219	82	609	155
Depreciation and impairment items	494	590	1,042	2,305	2,827
Exceptional items	—	123	(1,314)	123	(636)
Income from associates, joint ventures and other investments	(383)	(778)	(7)	(2,204)	(234)
Deferred tax (benefit) / expense	(46)	(56)	(15)	(493)	827
Change in working capital	22	(2,896)	925	(6,409)	1,496
Other operating activities (net)	(82)	619	(504)	1,018	380
Net cash provided by operating activities (A)	4,154	2,442	1,416	9,905	4,082
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,145)	(675)	(668)	(3,008)	(2,439)
Other investing activities (net)	(90)	1,184	262	2,668	428
Net cash (used in) / provided by investing activities	(1,235)	509	(406)	(340)	(2,011)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	100	(806)	(1,506)	(3,562)	(2,395)
Dividends paid to ArcelorMittal shareholders	—	(28)	—	(312)	—
Dividends paid to minorities (C)	(21)	(157)	(16)	(260)	(181)
Share buyback	(1,820)	(1,703)	(487)	(5,170)	(500)
Common share offering	—	—	—	—	740
(Payments) / proceeds from Mandatorily Convertible Notes	(1,196)	—	—	(1,196)	1,237
Lease payments and other financing activities (net)	(53)	(46)	(218)	(398)	(399)
Net cash used in financing activities	(2,990)	(2,740)	(2,227)	(10,898)	(1,498)
Net (decrease) / increase in cash and cash equivalents	(71)	211	(1,217)	(1,333)	573
Cash and cash equivalents transferred from / (to) assets held for sale	—	—	67	3	(3)
Effect of exchange rate changes on cash	13	(9)	234	(55)	163
Change in cash and cash equivalents	(58)	202	(916)	(1,385)	733

Free cash flow (D=A+B+C)[17]	2,988	1,610	732	6,637	1,462

Appendix 1: Product shipments by region(1)
(000'kt)	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Flat	1,548	1,613	3,462	6,879	15,422
Long	739	770	807	3,088	2,884
NAFTA	2,205	2,280	4,134	9,586	17,902
Flat	1,790	1,523	1,324	6,425	4,722
Long	1,256	1,325	1,268	5,332	4,740
Brazil	3,034	2,829	2,575	11,695	9,410
Flat	5,788	5,333	6,210	23,485	23,907
Long	2,421	2,121	2,246	9,236	8,550
Europe	8,325	7,551	8,569	33,182	32,873
CIS	2,067	1,684	1,912	7,883	7,685
Africa	531	679	458	2,473	2,190
ACIS	2,597	2,367	2,373	10,360	9,881
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures(1,2)
(USDm)	4Q 21	3Q 21	4Q 20	12M 21	12M 20
NAFTA	104	118	82	369	527
Brazil	171	102	67	412	216
Europe	473	231	326	1,282	1,040
ACIS	266	139	134	619	476
Mining	127	78	46	302	140
Total	1,145	675	668	3,008	2,439
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
For projects in which the targeted addition to EBITDA is indicated, such amount is based on numerous assumptions as to selling prices and input costs in particular, and for projects relating to Mining / iron ore mines, conservative long term iron ore prices.
Completed projects
Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	Mexico	New hot strip mill	Production capacity of 2.5Mt/year	2021 (a)

Ongoing projects
Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	1H 2022 (b)
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	2H 2022 (c)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	4Q 2023 (d)
Mining	Liberia mine	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2023 (e)
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3MT	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3 Mt/year) with DRI concentrate grade capability	2H 2023 (f)
Brazil	Serra Azul mine	4.5Mtpa direct reduction pellet feed plant	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	2H 2023 (g)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.0Mt/year; Sinter feed capacity of 2.3Mt/year	2H 2024 (h)
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New Pellet Plant	Facilities to produce 5.0 Mtpa pellets, replacing two existing sinter plants ensuring environmental compliance and improving productivity	4Q 2023 (i)
Brazil	Barra Mansa	New section mill	Increase capacity of HAV bars and sections by 0.4Mt/pa	1Q 2024 (j)
a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3Mt and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c.2.5Mt of flat rolled steel, long steel c.1.5Mt and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017, and the first coils were produced at the end of 2021 with ramp up expected to full capacity during 2022. The hot skin pass mill (HSPM) is expected to be completed in 2H 2022. In addition to the HSM project, a push pull pickling line (PPPL) is to be constructed to capture additional domestic volume through hot rolled pickled and oiled products. The PPPL has a capacity of up to 0.75Mtpa, and the first pickled and oiled coils are expected to be produced by 2H 2024.
b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is estimated to be completed in 1H 2022. The project is estimated to add >$25 million in EBITDA on full completion and post ramp up.
c) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for 2H 2022. The project is estimated to add >$40 million in EBITDA on full completion and post ramp up.
d) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. Equipment delivery is progressing in accordance with plan. Civil works and erection of acid regeneration plant and repair and inspection line is well advanced. The project is estimated to be completed in 4Q 2023 and potentially add >$0.1 billion in EBITDA on full completion and post ramp up.

e) ArcelorMittal Liberia has been operating a 5Mt direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15Mtpa of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. On September 10, 2021, ArcelorMittal signed with the Government of the Republic of Liberia an amendment to its Mineral Development Agreement which is currently under the legislative ratification process. Final detailed engineering is in progress, whilst site preparation and tenders for key construction contracts and remaining equipment are underway. Under this project, first concentrate product is expected in late 2023, ramping up to 15Mtpa thereafter. The capex required to conclude the project, estimated at approximately $0.8 billion, is under review given impacts of inflation and enlarged scope. Under the agreement, the Company has further expansion opportunities up to 30Mtpa. Other users may be allowed to invest for additional rail capacity. The project is estimated to add approximately $250 million in EBITDA on full completion and post ramp up.

f) ArcelorMittal Mexico is investing ~$150 million to increase pellet feed production by 1Mtpa to 2.3Mtpa and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace (BF) route (2.0Mtpa) and direct reduced iron (DRI) route (0.3Mtpa) for a total of 2.3Mtpa. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Procurement of long lead time items (mills and pumps) and early works have started. Detailed engineering is ongoing. Road works are in progress. Production start-up is estimated in 2H 2023 and estimated to add approximately $50 million in EBITDA on full completion and post ramp up.

g) Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5Mtpa of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operation. The project will allow to mine the compact itabirite iron ore. Environmental and operations licenses have been cleared. Detailed engineering is ongoing, hiring of drilling companies and procurement of main equipment is initiated. Project start-up is estimated in 2H 2023. The project is estimated to add ~$100 million in EBITDA on full completion and post ramp up.

h) The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop has recommenced in late 2021, following the anticipated improvement in Brazil domestic market. Basic engineering is being finalized and hiring of civil works and piling companies has started. The project is estimated to be completed in 2H 2024 with a capex requirement of approximately $0.5 billion. The project is estimated to add >$0.2 billion in EBITDA on full completion and post ramp up.

i) Investment in ArcelorMittal Kryvyi Rih to build a new 5.0Mtpa pellet plant which, together with the ongoing modernization of Sinter Plant 2, will ensure that all sinter operations in Kryvyi Rih are compliant with dust emissions environmental regulations and will enable cost reduction, quality and productivity improvement. In addition, the project will enable a CO2 footprint improvement by 750kt CO2/yr. First pellet is expected to be produced in 4Q 2023 with a capex requirement of approximately $0.3 billion. The project is estimated to add approximately $70 million in EBITDA on full completion and post ramp up.

j) New ~$0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400ktpa production capacity. The aim of the project is to deliver higher added value products (HAV) (Merchant Bar and Special Bars) to increase domestic market share in HAV products and to enhance profitability. The project is expected to commence in 2022 and be completed by 1Q 2024. The project is estimated to generate $0.1 billion EBITDA on full completion and post ramp up.

Appendix 3: Debt repayment schedule as of December 31, 2021
(USD billion)	2022	2023	2024	2025	2026	>2026	Total
Bonds	0.6	1.3	0.9	1.0	0.4	1.6	5.8
Commercial paper	0.5	—	—	—	—	—	0.5
Other loans	0.8	0.3	0.2	0.2	0.1	0.5	2.1
Total gross debt	1.9	1.6	1.1	1.2	0.5	2.1	8.4

Appendix 4: Reconciliation of gross debt to net debt as of December 31, 2021

(USD million)	Dec 31, 2021	Sept 30, 2021	Dec 31, 2020
Gross debt (excluding that held as part of the liabilities held for sale)	8,401	8,249	12,322
Gross debt held as part of the liabilities held for sale	—	—	24
Gross debt	8,401	8,249	12,346
Less: Cash and cash equivalents and restricted funds	(4,371)	(4,381)	(5,963)
Less: Cash and cash equivalents and restricted funds held as part of the assets held for sale	—	—	(3)
Net debt (including that held as part of assets and the liabilities held for sale)	4,030	3,868	6,380

Net debt / LTM EBITDA	0.2	0.2	1.5
Appendix 5: Adjusted net income / (loss) as of December 31, 2021

(USD million)	4Q 21	3Q 21	4Q 20	12M 21	12M 20
Net income / (loss)	4,045	4,621	1,207	14,956	(733)
Impairment items	218	—	(331)	218	133
Exceptional items	—	(123)	1,314	(123)	636
Derecognition of deferred tax assets on disposal of ArcelorMittal USA	—	—	—	—	(624)
Adjusted net income / (loss)	3,827	4,744	224	14,861	(878)
Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:
Adjusted net income / (loss): refers to reported net income/(loss) less impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents and restricted funds: represents cash and cash equivalents, restricted cash, restricted funds and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EPS: refers to basic or diluted earnings/loss per share.
EBITDA: operating results plus depreciation, impairment items and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders
Gross debt: long-term debt and short-term debt (including that held as part of the liabilities held for sale).
Impairment items: refers to impairment charges net of reversals.
Liquidity: cash and cash equivalents and restricted funds plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents and restricted funds (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.

Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines (for 2020 and 2021 onwards) and Hibbing, Minorca, Princeton mines (for each of the periods of 2020, as they were included in the ArcelorMittal USA assets sold in December 2020). The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina capital iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes

1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, Equity book value per share, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provide management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. The Company’s EBITDA objectives for certain capital expenditure projects are based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income / (loss) as it believes it is a useful measure for the underlying business performance excluding impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The Company also presents the ratio of net debt to EBITDA for the last twelve-month period, which investors may find useful in understanding the Company's ability to service its debt. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS.

2.
New segmentation reporting: Following the Company’s steps to streamline and optimize the business, primary responsibility for captive mining operations has been moved to the Steel segments (which are primary consumers of the mines' output). The Mining segment will retain primary responsibility for the operation of ArcelorMittal Mines Canada ("AMMC") and Liberia and will continue to provide technical support to all mining operations within the Company. As a result, effective 2Q 2021, ArcelorMittal has retrospectively amended its presentation of reportable segments to reflect this organizational change, as required by IFRS. Only the operations of AMMC and Liberia are reported within the Mining segment. The results of each other mine are accounted for within the steel segment that it primarily supplies. Summary of changes: NAFTA: all Mexico mines (for 2020 and 2021 onwards) and Hibbing, Minorca, Princeton mines (each quarter of 2020, as they were included in the ArcelorMittal USA assets sale in December 2020); Brazil: Andrade and Serra Azul mines; Europe: ArcelorMittal Prijedor mine (Bosnia and Herzegovina); ACIS: Kazakhstan and Ukraine mines; and Mining: only AMMC and Liberia iron ore mines.

3.
LTIF figures presented for FY 2021 of 0.79x excludes ArcelorMittal Italia (deconsolidated as from 2Q 2021 onwards) and ArcelorMittal USA (no longer in scope as sold on December 9, 2020) and compares with 0.61x in FY 2020.

4.
Impairment gain for 12M 2021 amounted to $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) (partially reversing the impairment recognized in 2015). Net impairment gain for 12M 2020 amounted to $133 million included the partial reversal of impairment charges (recorded in 2019) following the sale of ArcelorMittal USA ($660 million), offset in part by impairment charges of $331 million related to revised future cashflows of plate assets in Europe, charges of $104 million following the permanent closure of a blast furnace and steel plant in Krakow (Poland) and charges related to the permanent closure of the coke plant in Florange (France) of $92 million.

5.
Exceptional items for 12M 2020 were net gains of $636 million related to the gain on disposal of ArcelorMittal USA ($1.5 billion) partially offset by site restoration and termination charges following the permanent closure of a blast furnace and steel plant in Krakow (Poland) totaling $146 million and inventory related charges in NAFTA and Europe ($0.7 billion).

6.	See Appendix 5 for reconciliation of adjusted net income /(loss).
7.
AMNS India has plans to debottleneck operations (steel shop and rolling parts) and achieve capacity of 8.8Mt per annum and medium-term plans to expand and grow to 14Mt per annum and then to 18Mt per annum. The Thakurani mines is now operating at full 5.5Mtpa capacity since 1Q 2021, while the second Odisha pellet plant has been commission and started in September 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. In addition, in September 2021, AMNS India commenced operations at Ghoraburhani - Sagasahi iron ore mine in Odisha. The mine is set to produce 2Mtpa of high-quality iron ore in the current year and gradually ramp up production to a rated capacity of 7.2Mtpa and contribute significantly to meeting AMNS India’s long-term raw material requirements. AMNS India signed a Memorandum of Understanding ("MoU") with the Government of Odisha to set-up an integrated steel plant with a 12Mtpa capacity in Kendrapara district of state Odisha. Pre-feasibility study report was submitted to the state government in 3Q 2021, and AMNS India is currently engaging with them for further studies and clearances.

8.	AMNS Calvert ("Calvert") has plans to construct a new 1.5Mt EAF and caster to be completed 1H 2023. The joint venture is to invest $775 million.
9.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
10.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. As of December 31, 2021, the $5.5 billion revolving credit facility was fully available.

11.	Assets and liabilities held for sale as of December 31, 2020 included the assets and liabilities of ArcelorMittal Italia and plate assets in Europe.
12.
XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

13.	The Investment Agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d’Italia, subject to certain conditions precedent to be met by May 2022. At this point, Invitalia’s shareholding in Acciaierie d’Italia would increase to 60%, with ArcelorMittal to invest up to €70 million to retain a 40% shareholding and joint control over the company. The conditions precedent include: the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against Acciaierie d’Italia Holding or its subsidiaries. In case conditions precedent are not met, then the Acciaierie d’Italia Holding would not be required to complete the purchase of Ilva’s assets and its capital invested would be returned.
14.
In addition to the AMNS India and Calvert joint ventures, the Company has important investments in China that provide valuable dividend streams and growth optionality. VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expand the current capacity by 40% to 2Mtpa over the next 2 years, financed from its own resources. The investment will allow VAMA to broaden its product portfolio and further enhance its competitiveness. This will in turn enable VAMA to meet the growing demand of high value add solutions from the Chinese automotive / new energy vehicle (NEV) market and propel it to be among the top automotive steel players in China by 2025. ArcelorMittal also owns a 37% interest in China Oriental, one of the largest H-Beam producers in China which has recently upgraded its asset portfolio and benefits from a strong balance sheet position.

15.
On November 1, 2018, ArcelorMittal Investco Italy Srl completed the acquisition of Ilva Spa (former name of ArcelorMittal Italia) and its subsidiaries. ArcelorMittal was the principal partner in AM Investco with 94.45% equity stake in the consortium, with Banca Intesa Sanpaolo holding 5.55%. ISP interest was subject to put and call option arrangement. The put option was exercised in December 2020 simultaneous to the signing of an investment agreement with Invitalia.

16.
Other assets include the main listed investment of Erdemir (12%) at market value of $885 million and $792 million as of December 31, 2021 and September 30, 2021, respectively. As of December 31, 2020, other assets included amongst others the listed investment of Cleveland Cliffs (16%) at market value of $1,988 million and Erdemir (12%) at market value of $850 million.

17.
During 3Q 2021, the Company revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The comparative figures for free cash flow under the prior definition of cash flow from operations less capex were inflows in 4Q 2021 of $3,009 million, $1,767 million for 3Q 2021, $748 million for 4Q 2020, $6,897 million for 12M 2021 and $1,643 million for 12M 2020.

18.
Segment “Other & eliminations” EBITDA result was an income of $70 million in 4Q 2021 as compared to a loss of $209 million in 3Q 2021 and to a loss of $87 million in 4Q 2020 principally due to the decrease of the stock margin eliminations driven by the decrease during the quarter of the iron ore market price on intra-group stock sales between steel and mining businesses.

19.	FY 2021 figures include $0.1 billion capex related to ArcelorMittal Italia which has been deconsolidated from 2Q 2021 onwards).
20.
On April 1, 2018, ArcelorMittal completed the acquisition of Votorantim Siderurgia (subsequently renamed ArcelorMittal Sul Fluminense "AMSF"), Votorantim S.A.'s long steel business in Brazil pursuant to which Votorantim Siderurgia became a wholly-owned subsidiary of ArcelorMittal Brasil. The acquisition was completed through the issuance of preferred shares to Votorantim S.A. representing a 2.99% interest in ArcelorMittal Brasil. Pursuant to the shareholders' agreement, such preferred shares are subject to put and call option arrangements exercisable by Votorantim S.A. and ArcelorMittal Brasil between July 1, 2019 and December 31, 2022 and between January 1, 2023 and December 31, 2024, respectively. The Company determined that it has a present ownership interest in the preferred shares subject to the put option. In 3Q 2021, the Company recognized a $82 million charge in connection with the put option granted to Votorantim partially reversed in 4Q 2021, and for which ArcelorMittal recognized a liability corresponding to the net present value of the redemption amount based on past and future EBITDA projections subject to certain adjustments.

21.
Total steel shipments for 12M 2021 were 62.9 million metric tonnes ("Mt"), lower as compared to 69.1Mt in 12M 2020 due to the reduced scope following the sale of ArcelorMittal USA on December 9, 2020 and ArcelorMittal Italia, deconsolidated as from April 14, 2021. Adjusted for scope, steel shipments increased by 9.2% driven by the broad based recovery in demand following the impacts of COVID-19 on 2020. Adjusted for scope, all segments experienced year on year shipment growth: Europe +8.9%, Brazil +24.3%, ACIS +4.8% and NAFTA +8.0%.

22.
Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by diluted number of shares at the end of the period. FY 2021 equity of $49.1bn divided by 967 million shares equals $51/sh. FY 2020 equity of $38.3bn divided by 1,189 million shares equals $32/sh.

23.
Strategic capex envelope of $3.1 billion represents total to be spent on strategic project in the period from 2021 to 2024. Specifically, $0.2 billion of the $3.1 billion has been spent through the end of 2021.

24.
$1.1 billion estimate of additional contribution to EBITDA, is based on assumptions as to selling prices and input costs in particular. Mining EBITDA assumptions are based on conservative long term iron ore prices

Fourth quarter 2021 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to present and comment on the three-month and twelve-month periods ended December 31, 2021 on: Thursday February 10, 2022 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.
The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#
Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link.
https://interface.eviscomedia.com/player/1141/

Please visit the results section on our website to listen to the reply once the event has finished
https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 18 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.
Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate. For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.
We are one of the world’s largest producers of iron ore. With a geographically diversified portfolio of iron ore assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while own iron ore production reached 50.9 million metric tonnes.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.
ArcelorMittal corporate communications (E-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419